UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 30, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

EARNINGS RELEASE | BR GAAP

1st QUARTER OF 2019

Data Summary for the Period

The information presented in this report excludes the non-recurring events that can be found on pages 27 and 28 (Accounting and Managerial Results Reconciliation).

MANAGERIAL[1] ANALYSIS - BR GAAP	1Q19	1Q18	Var. 12M	1Q19	4Q18	Var. 3M
RESULTS (R$ million)						
Net interest income	10,758	10,163	5.9%	10,758	10,747	0.1%
Fees	4,529	4,134	9.5%	4,529	4,725	-4.1%
Allowance for loan losses	(2,596)	(2,652)	-2.1%	(2,596)	(2,986)	-13.1%
General Expenses[2]	(5,102)	(4,805)	6.2%	(5,102)	(5,487)	-7.0%
Personnel Expenses	(2,319)	(2,309)	0.4%	(2,319)	(2,387)	-2.9%
Administrative Expenses	(2,783)	(2,496)	11.5%	(2,783)	(3,100)	-10.2%
Managerial net profit[3]	3,485	2,859	21.9%	3,485	3,405	2.3%
Accounting net profit	3,415	2,820	21.1%	3,415	3,336	2.4%
BALANCE SHEET (R$ million)						
Total assets	803,679	724,348	11.0%	803,679	805,819	-0.3%
Securities and Derivative Financial Instruments	195,477	193,149	1.2%	195,477	194,465	0.5%
Loan portfolio	310,714	280,398	10.8%	310,714	305,260	1.8%
Individuals	136,556	113,700	20.1%	136,556	132,565	3.0%
Consumer finance	51,421	43,611	17.9%	51,421	50,066	2.7%
SMEs	35,839	32,966	8.7%	35,839	35,770	0.2%
Corporate	86,898	90,121	-3.6%	86,898	86,858	0.0%
Expanded Loan Portfolio[4]	386,904	353,920	9.3%	386,904	386,736	0.0%
Funding from Clients[5]	336,119	316,818	6.1%	336,119	332,254	1.2%
Deposits (demand, saving and time)	249,247	217,586	14.6%	249,247	248,998	0.1%
Equity[6]	67,605	61,384	10.1%	67,605	64,572	4.7%
PERFORMANCE INDICATORS (%)						
Return on average equity excluding goodwill[6] - annualized	21.1%	19.1%	2.0 p.p.	21.1%	21.1%	0.0 p.p.
Return on average asset excluding goodwill[6] - annualized	1.7%	1.6%	0.1 p.p.	1.7%	1.7%	0.0 p.p.
Efficiency ratio[7]	39.8%	40.0%	-0.2 p.p.	39.8%	42.6%	-2.8 p.p.
Recurrence ratio[8]	88.8%	86.0%	2.8 p.p.	88.8%	86.1%	2.7 p.p.
BIS ratio	15.43%	15.27%	0.2 p.p.	15.43%	15.06%	0.4 p.p.
Tier I	14.3%	14.2%	0.1 p.p.	14.3%	14.0%	0.4 p.p.
Tier II	1.1%	1.0%	0.1 p.p.	1.1%	1.1%	0.0 p.p.
PORTFOLIO QUALITY INDICATORS (%)						
Delinquency ratio (over 90 days)	3.1%	2.9%	0.2 p.p.	3.1%	3.1%	0.0 p.p.
Individuals	3.9%	3.7%	0.2 p.p.	3.9%	3.9%	0.0 p.p.
Corporate & SMEs	1.9%	2.0%	-0.1 p.p.	1.9%	1.9%	0.0 p.p.
Coverage ratio (over 90 days)	195.4%	216.1%	-20.7 p.p.	195.4%	201.0%	-5.6 p.p.
Delinquency ratio (over 60 days)	3.8%	3.6%	0.2 p.p.	3.8%	3.8%	0.0 p.p.
OTHER DATA						
Assets under management[9] - AUM (R$ million)	302,295	298,943	1.1%	302,295	295,916	2.2%
Branches	2,286	2,258	28	2,286	2,283	3
PABs (mini branches)	1,420	1,226	194	1,420	1,267	153
Own ATMs	13,684	13,512	172	13,684	13,641	43
Shared ATMs	22,605	21,442	1,163	22,605	23,049	(444)
Employees	48,232	48,855	(623)	48,232	48,012	220

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 27 and 28.
[2] Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.
[3] Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 70 million in 1Q19, R$ 70 million in 4Q18 and R$ 69 million in 1Q18.
[4] Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills, Certificates of Structured Operations ("COE") and Secured Real Estate Notes ("LIG").
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 595 million in 1Q19, R$ 662 million in 4Q18 and R$ 863 million in 1Q18.
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subidiaries).
[8] Recurrence Ratio: Fees / General Expenses.
[9] According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.

Data Summary for the Period

The information presented in this report excludes the non-recurring events that can be found on pages 27 and 28 (Accounting and Managerial Results Reconciliation).

MANAGERIAL[1] ANALYSIS - BR GAAP	1Q19	1Q18	Var. 12M	1Q19	4Q18	Var. 3M
RESULTS (R$ million)						
Net interest income	10,758	10,163	5.9%	10,758	10,747	0.1%
Fees	4,529	4,134	9.5%	4,529	4,725	-4.1%
Allowance for loan losses	(2,596)	(2,652)	-2.1%	(2,596)	(2,986)	-13.1%
General Expenses[2]	(5,102)	(4,805)	6.2%	(5,102)	(5,487)	-7.0%
Personnel Expenses	(2,319)	(2,309)	0.4%	(2,319)	(2,387)	-2.9%
Administrative Expenses	(2,783)	(2,496)	11.5%	(2,783)	(3,100)	-10.2%
Managerial net profit[3]	3,485	2,859	21.9%	3,485	3,405	2.3%
Accounting net profit	3,415	2,820	21.1%	3,415	3,336	2.4%
BALANCE SHEET (R$ million)						
Total assets	803,679	724,348	11.0%	803,679	805,819	-0.3%
Securities and Derivative Financial Instruments	195,477	193,149	1.2%	195,477	194,465	0.5%
Loan portfolio	310,714	280,398	10.8%	310,714	305,260	1.8%
Individuals	136,556	113,700	20.1%	136,556	132,565	3.0%
Consumer finance	51,421	43,611	17.9%	51,421	50,066	2.7%
SMEs	35,839	32,966	8.7%	35,839	35,770	0.2%
Corporate	86,898	90,121	-3.6%	86,898	86,858	0.0%
Expanded Loan Portfolio[4]	386,904	353,920	9.3%	386,904	386,736	0.0%
Funding from Clients[5]	336,119	316,818	6.1%	336,119	332,254	1.2%
Deposits (demand, saving and time)	249,247	217,586	14.6%	249,247	248,998	0.1%
Equity[6]	67,605	61,384	10.1%	67,605	64,572	4.7%
PERFORMANCE INDICATORS (%)						
Return on average equity excluding goodwill[6] - annualized	21.1%	19.1%	2.0 p.p.	21.1%	21.1%	0.0 p.p.
Return on average asset excluding goodwill[6] - annualized	1.7%	1.6%	0.1 p.p.	1.7%	1.7%	0.0 p.p.
Efficiency ratio[7]	39.8%	40.0%	-0.2 p.p.	39.8%	42.6%	-2.8 p.p.
Recurrence ratio[8]	88.8%	86.0%	2.8 p.p.	88.8%	86.1%	2.7 p.p.
BIS ratio	15.43%	15.27%	0.2 p.p.	15.43%	15.06%	0.4 p.p.
Tier I	14.3%	14.2%	0.1 p.p.	14.3%	14.0%	0.4 p.p.
Tier II	1.1%	1.0%	0.1 p.p.	1.1%	1.1%	0.0 p.p.
PORTFOLIO QUALITY INDICATORS (%)						
Delinquency ratio (over 90 days)	3.1%	2.9%	0.2 p.p.	3.1%	3.1%	0.0 p.p.
Individuals	3.9%	3.7%	0.2 p.p.	3.9%	3.9%	0.0 p.p.
Corporate & SMEs	1.9%	2.0%	-0.1 p.p.	1.9%	1.9%	0.0 p.p.
Coverage ratio (over 90 days)	195.4%	216.1%	-20.7 p.p.	195.4%	201.0%	-5.6 p.p.
Delinquency ratio (over 60 days)	3.8%	3.6%	0.2 p.p.	3.8%	3.8%	0.0 p.p.
OTHER DATA						
Assets under management[9] - AUM (R$ million)	302,295	298,943	1.1%	302,295	295,916	2.2%
Branches	2,286	2,258	28	2,286	2,283	3
PABs (mini branches)	1,420	1,226	194	1,420	1,267	153
Own ATMs	13,684	13,512	172	13,684	13,641	43
Shared ATMs	22,605	21,442	1,163	22,605	23,049	(444)
Employees	48,232	48,855	(623)	48,232	48,012	220

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 27 and 28.
[2] Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.
[3] Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 70 million in 1Q19, R$ 70 million in 4Q18 and R$ 69 million in 1Q18.
[4] Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills, Certificates of Structured Operations ("COE") and Secured Real Estate Notes ("LIG").
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 595 million in 1Q19, R$ 662 million in 4Q18 and R$ 863 million in 1Q18.
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subidiaries).
[8] Recurrence Ratio: Fees / General Expenses.
[9] According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.

Strategy

Banco Santander Brasil is the only international bank with scale in the country. We are convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. Our actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

- Increase customer preference and loyalty by offering targeted, simple, digital and innovative products and services through a multi-channel platform.
- Generate results in a sustainable and profitable manner, with greater revenue diversification, aiming to strike a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control.
- Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities.
- Achieve profitable market share gains through our robust portfolio, optimize the ecosystem and launch new ventures, consistently improving the customer experience.

In the first quarter of 2019, we were able to maintain recurring earnings generation, with outstanding profitability. The customer base continued to show steady growth, thanks to improved service to our customers, thereby allowing us to achieve profitable market share gains. At the same time, we reached the highest level of engagement among our employees, which contributes to the sustainability of our business. These factors, allied to our strong capital and liquidity base, place us in a prime position to capture market opportunities.

People

We continued to work on our strategic fronts, such as promoting collaboration, encouraging employee empowerment and horizontal management. We highlight the following accomplishments in the past quarter:

- We reached our highest level of engagement, 92%, an increase of 4 p.p. compared to the previous year. In addition to that, 96% of employees feel proud to work at Santander.

Elected Company of the Year for Diversity by "Exame" magazine at the 2019 Diversity Forum, in partnership with the Ethos institute.

2nd place on LinkedIn's Top Companies, which ranks the most sought-after places to work for professionals in Brazil. The rise of 19 spots in the ranking over twelve months reflects the effectiveness of our talent attraction and retention strategies.

- Our first blood donation campaign of 2019: we hit 88% of the donation volume of the country's main blood bank, with the potential to save more than 33,000 lives.
- My Place: internal mobility program with the purpose of encouraging employees to take charge of their careers and stimulating meritocracy. In its first year, the portal had more than 500,000 views.

Customer loyalty

Our customers have acknowledged the enhancements in service and experience, which has led our NPS (Net Promoter Score) to remain on an upward trend, reaching 59 points this quarter, up 10 points YoY.

For the first time, we were recognized by the EXAME/IBRC customer service ranking, reaching 1st place in customer service in the banking sector in 2018.

The customer base continues to enjoy solid expansion, highlighted by active account holders, who have been growing for the last 46 consecutive months.

Total Active customers | million


+12%
22.2
24.2
24.9
1Q18
4Q18
1Q19

Loyal customers | million


+15%
4.6
5.2
5.3
1Q18
4Q18
1Q19

Digital customers | million


+35%
9.1
11.4
12.3
1Q18
4Q18
1Q19

Retail

- **Cards:** our robust portfolio enables us to keep gaining market share in the loan portfolio, which reached 13.3%[1] (+1.0 p.p. YoY), while our total card turnover expanded by 20% YoY. We launched Santander's credit plan for card customers, who can choose to make installment payments directly in the POS in as many as 36 installments, at competitive interest rates. The ability to purchase goods and services in installment payments aims to stimulate card turnover and foster customer loyalty. Santander Pass, our wristband for contactless payments using NFC technology, is now also available with the Visa brand and, in partnership with fashion retailer Osklen, we introduced Santander Pass Osklen. It is also worth mentioning that we have strengthened the Way app with: (i) the account opening functionality for single-product retailers; (ii) the possibility to pay the card bill in installments for current account holders; and (iii) the release of Santander ID for single-products retailers, thus reinforcing security.
- **Payroll Loans:** our market share in the loan portfolio climbed by 10.2%[1] (+1.4 p.p. YoY). Digital channels are one of our main credit origination vehicles. This quarter, the number of contracts generated via these channels saw a 27% QoQ rise.
- **Real Estate:** the real estate portal provides more efficiency and agility. An example of that is the reduction in the average lead time for contracts by 43% compared to the previous year. This product remains one of the highlights in Retail, contributing to expand our loan portfolio.

Agro

Our service model, with specialized Agro stores and managers exclusively dedicated to rural producers, has proven to be an important strategic component to maximize our role in the sector. This countryside expansion process is in line with our goal of being the best agribusiness bank in the country. Thanks to the increased number of account openings and loan portfolio growth, we have experienced stronger results. In the issuance of agribusiness credit notes ("LCA"), our market share hit 8.5%[1] (+2.8 p.p. YoY).

Getnet

We continue with the strategy of offering physical and digital services, including for the e-commerce segment. This quarter, we initiated an unprecedented offering for SuperGet, focused on individuals and individual microentrepreneurs, which includes payment of receivables in two business days and unification of debit and credit transaction fees. This innovative offering brings more transparency to our customer relationships and puts us in a competitive position to increase our presence in this market niche. It is worth noting that this product has the option of integrating with Superdigital, our digital account, to facilitate the payment of receivables. Our market share reached 12.3%[2] (+1.3 p.p. YoY), while total revenue climbed by 16% YoY in 1Q19, maintaining a double-digit growth rate.

SMEs

We launched the "MEI" account for individual microentrepreneurs, a value offer that includes opening a business current account, access to credit, including the possibility of obtaining microcredit through Prospera, and acquisition of SuperGet at competitive prices. This is an example of integration and cross-selling between businesses that, together with other offers, places

[1] Source: Brazilian Central Bank, as of February/19. [2] Source: ABECS - Acquirer Monitor, as of 4Q18, new criterion.

us in a good spot to capture opportunities in this segment. The market share in the loan portfolio reached 8.1%[1] (+0.3 p.p. YoY), driven by customer base growth and greater loyalty.

Strengthening leading businesses

- **Consumer Finance:** we are the leaders in the sector, with a market share of 23.5%[3] (+0.1 p.p. in twelve months). We attribute this performance to our innovations, partnerships and commercial service. As of this quarter, we are also analyzing the financing documentation on weekends, with the possibility of clearing the vehicle on the same day, providing agile payment to dealerships.
- **Webmotors:** the first phase of the Cockpit tool, which took place primarily in 2018, achieved good results, with high adherence of our dealership base. Now, our actions are focused on fine-tuning the tool and its integration with the bank. With this in mind, we held the first edition of the "Mega Sale" promoted by Webmotors, in partnership with Santander Financiamentos, which generated 40% more leads for participating dealerships. Moreover, we started the "autoguru" pilot, which already includes pricing in inventory acquisition, as well as quality rating alongside suggested sales prices.
- **Santander Corporate & Investment Banking (SCIB):**
  We are still recognized as leaders:
  - Financial advisory for financing and concession auctions and finance structuring, according to Anbima[4], advisor in Americas and Project Finance (MLA) in Latam according to Dealogic[4].
  - In the foreign exchange market according to the Brazilian Central Bank[5].

Innovations

- **Natura partnership:** we partnered with the country's first direct sales company to offer fully digital banking services to its sales consultants. In addition to traditional services, such as current account, cash transfer and withdrawal, it includes SuperGet with special conditions and access to the Prospera microcredit program via the app itself. This initiative is in line with our commitment to financial education, stimulating social transformation in the areas where we operate through innovative solutions (SuperGet, Superdigital and Prospera Microcredit).
- **Santander Box:** a new, more compact store model for high-flow locations. The objective is to offer fast financial solutions, such as account opening, card sales and SuperGet, among others. In this phase of the pilot program, we inaugurated the first Santander Box in downtown Rio de Janeiro, with extended hours – and it is already showing significant results. This initiative contributes to increase our customer base in an innovative way.

New ventures

Ben, which operates in the benefits industry, continued to make progress partnering with establishments. The proposal is to offer a better experience for end-customers, in addition to making partnerships with companies' HR departments and commercial establishments. We see potential synergies with the wholesale, SME and individuals segments, as well as with Getnet.

Pi, our digital investment platform, was made available to the general public this quarter, and we expect to capture investors looking for more autonomy and practicality in the purchase of investment products.

Sustainability

- We continue to hold the leadership in microcredit through the the Prospera program, whose loan portfolio grew 63% YoY in March 2019 and reached R$ 730 million.
- Volunteering financial guidance: on Saturdays, at our branches, we will promote lectures and individual service for customers and non-customers, as we believe we can help people prosper. There will be no commercial activity in this action, and it will be executed through our network of volunteer employees.
- In Higher Education, which is an important lever for our customer base, we have, in addition to the financial offer, a non-financial offer based on training, employment and entrepreneurship. We have already awarded over 14,200 scholarships in Brazil since 2015.
- We introduced the #Desplastify commitment to eliminate, still this year, tons of fast-use plastic across the Bank.
- We received AA rating in the MSCI ESG Ratings assessment.

[1] Source: Brazilian Central Bank, as of February/19. [2] Source: ABECS - Acquirer Monitor, as of 4Q18, new criterion. [3] Source: Brazilian Central Bank, as of February/19. Total market share in vehicles (considering individuals and companies). [4] Dealogic, as of 2018 and Financial Advisory - leadership since 2008, ANBIMA 2017. [5] Cumulative figures from January to March 2019.

Executive Summary

RESULTS

In less than four years we managed to reposition our organization by implementing a clearly defined strategy, which allowed us to achieve higher profitability. Despite the gradual recovery in economic activity and the more competitive environment, we started 2019 maintaining double-digit growth in our portfolio, exceeding the overall performance of the Brazilian financial system, which allowed us to expand our market share in a profitable manner. We highlight that this loan balance expansion was accompanied by enhancements in our risk models and solid management, which have kept our quality indicators at controlled levels. As a result, we saw a twelve-month increase in total revenue, with positive contributions from net interest income and fees. The consistency of our revenues, combined with our unwavering pursuit of operational excellence, predicated on an industrial operating model, enabled us to achieve better efficiency levels.

Managerial net profit

totaled R$ 3,485 million in the quarter, growing 21.9% in twelve months and 2.3% in three months.

Total revenues

amounted to R$ 15,287 million in the first quarter of 2019, rising 6.9% in twelve months (or R$ 990 million) and declining 1.2% in three months.

Net interest income came to R$ 10,758 million in the quarter, up 5.9% in twelve months, influenced by growth in loan and funding NII due to higher average volumes. In three months, net interest income recorded a 0.1% rise, attributable to an increase in loan NII and impacted by lower funding and other NII.

Fees reached R$ 4,529 million in the quarter, growing 9.5% in comparison with the same period of the previous year. This performance is explained by the increase in our customer base and greater loyalty, highlighted by credit cards and acquiring activities, as well as current account services and insurance fees. In three months, total fees decreased by 4.1% due to seasonality, particularly in insurance and cards, and lower capital market activities, among others.

Profitability

The return on average equity (ROAE), adjusted for goodwill, was 21.1% in the first quarter of 2019, advancing 2.0 p.p. in twelve months and remaining stable in three months.

Allowance for loan losses

totaled R$ 2,596 million in the quarter, falling 2.1% in twelve months, below the loan portfolio growth, which reflects the strength of our risk management. In three months, allowance for loan losses went down 13.1%, primarily explained by the asset valuation effect, which occurred in the 4Q18 (more information on pages 27 and 28). Disregarding this effect in both periods, provision expenses would have fallen 6.8% in three months, which is a remarkable performance.

General expenses

amounted to R$ 5,102 million in the quarter, an increase of 6.2% in twelve months, mainly owing to higher outsourced and specialized services expenses and data processing. In three months, expenses decreased by 7.0% influenced by lower data processing expenses and seasonality in marketing expenses in the fourth quarter of the year.

The efficiency ratio stood at 39.8% in the quarter, a decrease of 0.2 p.p. in twelve months, reflecting our operating model. In three months, this ratio saw a 2.8 p.p. drop, given the seasonal effect of higher expenses in the fourth quarter of the year.

BALANCE SHEET AND INDICATORS

The total loan portfolio

reached R$ 310,714 million at the end of March 2019, meaning an expansion of 10.8% (or growth of 9.1%, disregarding the exchange rate fluctuation effect). The trend remains unchanged, as the individuals and consumer finance segments continue to outperform the total loan portfolio. As a result, our market share in the credit market hit 9.4% in February 2019, advancing 0.5 p.p. relative to the same period last year. In three months, the total loan portfolio grew 1.8%.

The expanded loan portfolio totaled R$ 386,904 million, growing 9.3% in twelve months. In three months, the portfolio remained stable.

Funding from clients

amounted to R$ 336,119 million at the end of March 2019, up 6.1% in twelve months, largely explained by the increase in time and savings deposits, which rose by 16.1% e 11.6%, respectively, relative to the same period of 2018. In three months, customer funding increased by 1.2% mainly owing to debentures, Real Estate Credit Bills ("LCI") and Agribusiness Credit Bills ("LCA").

Total equity

excluding R$ 595 million related to the goodwill balance, was R$ 67,605 million at the end of March 2019, climbing 10.1% in twelve months and 4.7% in three months.

Quality indicators

The over-90-day delinquency ratio reached 3.1%, up 0.2 p.p. in twelve months, influenced by the larger share of retail in the loan portfolio balance. In three months, this ratio was stable.

The cost of credit hit 3.0% in the first quarter of 2019, declining 0.4 p.p. in twelve months and 0.5 p.p in three months. It is worth mentioning that, in the quarterly comparison, this indicator was impacted by the asset valuation effect, which was mentioned earlier.

The coverage ratio came to 195% in March 2019, falling 20.7 p.p. in twelve months and 5.6 p.p. in three months.

Portfolio quality indicators remain under control, owing to the accuracy of our models and the effectiveness of our risk management.

Capital indicators

The BIS ratio reached 15.4% in March 2019, rising 0.2 p.p. in twelve months and 0.4 p.p. in three months.

Our capital indicators remain at comfortable levels and support our growth.

Next, we present our analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS[1] *(R$ million)*	1Q19	1Q18	Var. 12M	1Q19	4Q18	Var. 3M
Net Interest Income	**10,758**	**10,163**	**5.9%**	**10,758**	**10,747**	**0.1%**
Allowance for Loan Losses	(2,596)	(2,652)	-2.1%	(2,596)	(2,986)	-13.1%
Net Interest Income after Loan Losses	**8,162**	**7,511**	**8.7%**	**8,162**	**7,761**	**5.2%**
Fees	4,529	4,134	9.5%	4,529	4,725	-4.1%
General Expenses	(5,102)	(4,805)	6.2%	(5,102)	(5,487)	-7.0%
Personnel Expenses + Profit Sharing	(2,319)	(2,309)	0.4%	(2,319)	(2,387)	-2.9%
Administrative Expenses[2]	(2,783)	(2,496)	11.5%	(2,783)	(3,100)	-10.2%
Tax Expenses	(1,048)	(964)	8.7%	(1,048)	(1,041)	0.6%
Investments in Affiliates and Subsidiaries	11	3	351.2%	11	5	125.9%
Other Operating Income/Expenses	(1,447)	(1,334)	8.5%	(1,447)	(1,555)	-6.9%
Operating Income	**5,106**	**4,545**	**12.3%**	**5,106**	**4,408**	**15.8%**
Non Operating Income	0	13	-96.2%	0	160	-99.7%
Net Profit before Tax	**5,106**	**4,557**	**12.0%**	**5,106**	**4,567**	**11.8%**
Income Tax and Social Contribution	(1,529)	(1,615)	-5.3%	(1,529)	(1,038)	47.3%
Minority Interest	(92)	(83)	10.5%	(92)	(124)	-25.8%
Net Profit	**3,485**	**2,859**	**21.9%**	**3,485**	**3,405**	**2.3%**

[1] Excluding 100% of the goodwill amortization expense, foreign exchange hedge effect and other adjustments, as described on page 27 and 28.
[2] Excluding 100% of the goodwill amortization expense.

Net Interest Income

Net interest income totaled R$ 10,758 million in the first quarter of 2019, growing 5.9% in twelve months (or R$ 595 million) and 0.1% in three months.

Revenues from loan operations advanced 9.0% in twelve months, primarily due to the higher average loan portfolio volume and the positive contribution from the segment mix. In three months, these revenues increased by 0.9%, thanks to the higher average volume, which was partially offset by the lower number of days in the period.

Funding revenues saw a 18.2% rise in twelve months, attributed to the increase in the average volume and spread. In three months, these revenues fell by 4.5%, mainly owing to the reduction in the average volume and spread.

"Other" interest income, which comprises the result of the structural gap in the balance sheet interest rate and activities with treasury clients, among others, dropped by 5.9% in twelve months, as consequence of weaker gains from market activities. In three months, these revenues decreased by 0.4%.


Net Interest Income
R$ million
5.9%
0.1%
10,163
10,460
10,629
10,747
10,758
2,649
2,383
2,490
2,504
2,494
805
900
956
995
951
6,709
7,177
7,183
7,248
7,314
1Q18
2Q18
3Q18
4Q18
1Q19
Loan
Funding
Other


Spread Evolution
10.0%
10.2%
9.7%
9.7%
9.9%
1.2%
1.3%
1.3%
1.4%
1.3%
1Q18
2Q18
3Q18
4Q18
1Q19
Loan Spread (Annualized)
Funding Spread (Annualized)

NET INTEREST INCOME (R$ million)	1Q19	1Q18	Var. 12M	1Q19	4Q18	Var. 3M
Net Interest Income	**10,758**	**10,163**	**5.9%**	**10,758**	**10,747**	**0.1%**
Loan	**7,314**	**6,709**	**9.0%**	**7,314**	**7,248**	**0.9%**
Average volume	298,233	271,035	10.0%	298,233	296,668	0.5%
Spread (Annualized)	9.9%	10.0%	-0.1 p.p	9.9%	9.7%	0.3 p.p
Funding	**951**	**805**	**18.2%**	**951**	**995**	**-4.5%**
Average volume	295,008	269,042	9.7%	295,008	298,196	-1.1%
Spread (Annualized)	1.3%	1.2%	0.1 p.p	1.3%	1.4%	0.0 p.p
Other[1]	**2,494**	**2,649**	**-5.9%**	**2,494**	**2,504**	**-0.4%**

[1] Including other margins and the result from financial transactions.

Fees – Revenues from Banking Services

Revenues from banking services and fees totaled R$ 4,529 million in the first quarter of 2019, representing a 9.5% rise in twelve months (or R$ 395 million), thanks to the increase in our customer base and greater loyalty. In three months, these revenues saw a 4.1% drop, mainly due to seasonality in insurance and cards, and lower capital market activities, among others.

Cards and acquiring fees amounted to R$ 1,639 million in the quarter, climbing 20.5% in twelve months, fueled by stronger card turnover, which was driven by innovations and partnerships. In three months, these revenues declined by 0.6%, owing to the seasonal effect of year-end sales.

Current account service fees came to R$ 910 million in the first quarter of 2019, growing 14.0% in twelve months and 2.7% in three months. The performance in both periods is explained by the continuous growth in our customer base.

Insurance fees stood at R$ 739 million in the quarter, a 11.6% rise in twelve months, benefiting in part from the evolution of the loan portfolio. In three months, these revenues reduced by 8.6%, given the greater concentration of policy renewals in the fourth quarter of the year.

Collection service fees reached R$ 375 million in the first quarter of 2019, climbing 0.5% in twelve months and declining 5.9% in three months.

Lending fees were R$ 324 million in the quarter, down 15.9% in twelve months, due to fee revisions according to market guidelines. In three months, these revenues decreased by 0.8%.

Securities placement, custody and brokerage fees totaled R$ 192 million in the first quarter of 2019, growing 18.7% in twelve months, influenced by intermediation and financial advisory revenues. In three months, these fees experienced a 21.6% drop, attributed to placement fees due to lower capital market activities.


Fees
R$ million
9.5%
-4.1%
4,134
4,275
4,135
4,725
4,529
%
33
19
16
9
9
13
33
19
16
9
9
14
35
21
16
7
9
12
35
19
17
7
8
14
36
20
16
7
8
12
1Q18
2Q18
3Q18
4Q18
1Q19
Cards and Acquiring
Current Account Services
Insurance Fees
Lending Operations
Collection Services
Other Fees Revenues[1]

[1] Including Revenues from Asset Management, Securities Placement, Custody and Brokerage Services and Others. For more details, please refer to the Table of Revenues from Banking Services and Fees on page 11.

FEES INCOME *(R$ million)*	1Q19	1Q18	Var. 12M	1Q19	4Q18	Var. 3M
Cards and Acquiring	1,639	1,360	20.5%	1,639	1,650	-0.6%
Insurance fees	739	662	11.6%	739	808	-8.6%
Current Account Services	910	798	14.0%	910	885	2.7%
Asset Management	251	252	-0.3%	251	246	2.1%
Lending Operations	324	386	-15.9%	324	327	-0.8%
Collection Services	375	373	0.5%	375	399	-5.9%
Placement, Custody and Brokerage of Securities	192	162	18.7%	192	245	-21.6%
Other	99	143	-30.9%	99	165	-40.1%
Total	**4,529**	**4,134**	**9.5%**	**4,529**	**4,725**	**-4.1%**

General Expenses (Administrative + Personnel)

General expenses, including depreciation and amortization, amounted to R$ 5,102 million in the quarter, growing 6.2% in twelve months (or R$ 297 million), influenced by higher outsourced and specialized services expenses and data processing. In three months, general expenses dropped by 7.0%.

Administrative and personnel expenses, excluding depreciation and amortization, came to R$ 4,522 million in the year, expanding by 6.2% in twelve months and falling 7.7% in three months.

Personnel expenses, including profit-sharing, were R$ 2,319 million in the first quarter of 2019, up 0.4% in twelve months, due to the increase in compensation expenses, in line with our meritocratic culture and the performance of our business. In three months, these expenses decreased by 2.9%, largely explained by higher variable compensation expenses, which are concentrated in the fourth quarter of the year.

Administrative expenses, excluding depreciation and amortization, stood at R$ 2,203 million in the quarter, representing a 13.1% rise in twelve months due to: (i) expenses from outsourced and specialized services, mostly associated with acquiring technology services for corporate projects; and (ii) data processing expenses to support the high level of transactionality of our customers. In three months, administrative expenses went down 12.2%, attributed to data processing expenses and the reduction in advertising, promotions and marketing expenses, given the concentration of commercial actions in the previous quarter.

Depreciation and amortization expenses totaled R$ 580 million in the quarter, expanding by 5.8% in twelve months and decreasing by 1.6% in three months.

Expenses
R$ million


6.2%
-7.0%
4,805
548
4,257
4,867
556
4,311
5,020
569
4,452
5,487
589
4,898
5,102
580
4,522
1Q18
2Q18
3Q18
4Q18
1Q19
General Expenses
Depreciation and Amortization

The efficiency ratio reached 39.8% in the first quarter of 2019, a 0.2 p.p. reduction in twelve months and 2.8 p.p. lower in three months. This performance can be attributed to revenue growth, which continues to increase at a faster pace than expenses. This result illustrates our ongoing focus on productivity and cost control.

Efficiency Ratio


40.0%
39.6%
39.7%
42.6%
39.8%
1Q18
2Q18
3Q18
4Q18
1Q19

EXPENSES' BREAKDOWN *(R$ million)*	1Q19	1Q18	Var. 12M	1Q19	4Q18	Var. 3M
Outsourced and Specialized Services	589	515	14.3%	589	668	-11.8%
Advertising, promotions and publicity	133	99	33.3%	133	243	-45.4%
Data processing[3]	582	518	12.3%	582	703	-17.2%
Communications	101	104	-2.8%	101	111	-9.1%
Rentals	194	181	7.6%	194	184	5.8%
Transport and Travel	43	40	5.8%	43	45	-4.9%
Security and Surveillance	159	154	3.4%	159	144	11.0%
Maintenance	55	59	-6.8%	55	54	3.1%
Financial System Services	76	78	-2.3%	76	99	-22.8%
Water, Electricity and Gas	58	49	17.0%	58	51	14.2%
Material	12	13	-9.8%	12	25	-52.6%
Other	201	137	47.3%	201	185	8.6%
Subtotal	**2,203**	**1,948**	**13.1%**	**2,203**	**2,511**	**-12.2%**
Depreciation and Amortization[1]	580	548	5.8%	580	589	-1.6%
Total Administrative Expenses	**2,783**	**2,496**	**11.5%**	**2,783**	**3,100**	**-10.2%**
Compensation[2]	1,519	1,489	2.0%	1,519	1,591	-4.6%
Charges	414	445	-6.9%	414	416	-0.5%
Benefits	371	362	2.7%	371	355	4.6%
Training	12	11	7.6%	12	22	-45.8%
Other	3	2	21.1%	3	2	23.9%
Total Personnel Expenses	**2,319**	**2,309**	**0.4%**	**2,319**	**2,387**	**-2.9%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	4,522	4,257	6.2%	4,522	4,898	-7.7%
Total General Expenses	**5,102**	**4,805**	**6.2%**	**5,102**	**5,487**	**-7.0%**

[1] Excluding 100% of the goodwill amortization expenses, which totaled R$ 70 million in 1Q19, R$ 70 million in 4Q18 and R$ 69 million in 1Q18.
[2] Including Profit-Sharing.

Allowance for Loan Losses

Allowance for loan losses amounted to R$ 2,596 million in the quarter, falling 2.1% in twelve months (or R$ 56 million) and 13.1% in three months. The good evolution of provisions evidences the effectiveness of our risk models, accurately predicting the customer's life cycle.

Provision for loan losses totaled R$ 3,042 million in the first quarter of 2019, a decrease of 5.1% in twelve months, while our loan portfolio grew 10.8% over the same period. In three months, these expenses declined 14.5%, partly due to the R$ 321 million effect arising from the asset valuation that occurred in 4Q18 when compared to the R$ 26 million recorded in this quarter. Disregarding this effect, provision expenses would have fallen 6,8% in three months, a notable performance relative to the loan portfolio growth in the same period.

Income from the recovery of written-off loans came to R$ 446 million in the quarter, declining 19.3% in twelve months and 21.9% in three months.

Allowance for loan losses[1]

R$ million


-2.1%
-13.1%
3.4%
3.2%
3.1%
3.5%
3.0%
2,652
2,604
2,618
2,986
2,596
3,204
3,181
3,126
3,557
3,042
(552)
(577)
(508)
(571)
(446)
1Q18
2Q18
3Q18
4Q18
1Q19
Income from the Recovery of Written-Off Loans
Provision for Loan Losses
Cost of credit

[1]Included sureties provisions.

Other Operating Income and Expenses

Other net operating income and expenses reached R$ 1,447 million in the first quarter of 2019, meaning an increase of 8.5% in twelve months and a 6.9% decrease in three months.

OTHER OPERATING INCOME (EXPENSES) *(R$ million)*	1Q19	1Q18	Var. 12M	1Q19	4Q18	Var. 3M
Expenses from credit cards	(721)	(477)	51.0%	(721)	(786)	-8.3%
Net Income from Capitalization	128	94	36.4%	128	124	3.5%
Provisions for contingencies[1]	(88)	(273)	-67.8%	(88)	(491)	-82.1%
Other	(767)	(678)	13.1%	(767)	(402)	90.8%
Other operating income (expenses)	**(1,447)**	**(1,334)**	**8.5%**	**(1,447)**	**(1,555)**	**-6.9%**

[1] Including tax, civil and labor provisions.

Balance Sheet

Total assets stood at R$ 803,679 million at the end of March 2019, growing 11.0% in twelve months and falling 0.3% in three months. Total equity was R$ 68,199 million in the period. Disregarding the goodwill balance, total equity reached R$ 67,605 million.

ASSETS *(R$ million)*	Mar-19	Mar-18	Var. 12M	Dec-18	Var. 3M
Current Assets and Long-term Assets	**791,371**	**713,329**	**10.9%**	**794,664**	**-0.4%**
Cash and Cash Equivalents	**9,516**	**10,658**	**-10.7%**	**11,629**	**-18.2%**
Interbank Investments	**33,632**	**44,335**	**-24.1%**	**56,812**	**-40.8%**
Money Market Investments	27,292	38,570	-29.2%	44,826	-39.1%
Interbank Deposits	4,193	2,933	43.0%	4,118	1.8%
Foreign Currency Investments	2,147	2,832	-24.2%	7,869	-72.7%
Securities and Derivative Financial Instruments	**195,477**	**193,149**	**1.2%**	**194,465**	**0.5%**
Own Portfolio	69,873	66,357	5.3%	68,170	2.5%
Subject to Repurchase Commitments	85,195	84,346	1.0%	85,853	-0.8%
Posted to Central Bank of Brazil	619	2,086	-70.3%	1,548	-60.0%
Pledged in Guarantees	17,882	15,612	14.5%	18,788	-4.8%
Other	21,908	24,748	-11.5%	20,105	9.0%
Interbank Accounts	**91,671**	**81,953**	**11.9%**	**92,443**	**-0.8%**
Restricted Deposits:	72,135	61,872	16.6%	70,384	2.5%
-Central Bank of Brazil	71,851	61,601	16.6%	70,103	2.5%
-National Housing System	284	272	4.6%	282	0.9%
Other	19,536	20,081	-2.7%	22,058	-11.4%
Lending Operations	**292,613**	**262,811**	**11.3%**	**287,129**	**1.9%**
Lending Operations	311,299	280,459	11.0%	305,895	1.8%
Lending Operations Related to Assignment	14	99	-85.9%	23	-38.7%
(Allowance for Loan Losses)	(18,700)	(17,747)	5.4%	(18,789)	-0.5%
Other Receivables	**165,938**	**117,606**	**41.1%**	**149,507**	**11.0%**
Foreign Exchange Portfolio	117,556	69,846	68.3%	101,248	16.1%
Income Receivable	26,670	25,661	3.9%	27,664	-3.6%
Other	21,712	22,099	-1.8%	20,595	5.4%
Other Assets	**2,524**	**2,816**	**-10.4%**	**2,680**	**-5.8%**
Permanent Assets	**12,308**	**11,019**	**11.7%**	**11,155**	**10.3%**
Temporary Assets	**349**	**434**	**-19.6%**	**338**	**3.4%**
Fixed Assets	**6,578**	**6,305**	**4.3%**	**6,498**	**1.2%**
Intangibles	**5,381**	**4,281**	**25.7%**	**4,319**	**24.6%**
Goodwill net of amortization	595	863	-31.1%	662	-10.1%
Other Assets	4,787	3,418	40.1%	3,658	30.9%
Total Assets	**803,679**	**724,348**	**11.0%**	**805,819**	**-0.3%**
Total Assets (excluding goodwill)	**803,085**	**723,485**	**11.0%**	**805,158**	**-0.3%**

LIABILITIES (R$ million)	Mar-19	Mar-18	Var. 12M	Dec-18	Var. 3M
Current Liabilities and Long-term Liabilities	**733,278**	**659,629**	**11.2%**	**738,179**	**-0.7%**
Deposits	**252,362**	**221,268**	**14.1%**	**252,072**	**0.1%**
Demand Deposits	17,940	16,799	6.8%	18,832	-4.7%
Savings Deposits	46,211	41,409	11.6%	46,068	0.3%
Interbank Deposits	3,110	3,678	-15.5%	3,065	1.4%
Time Deposits and Others	185,102	159,382	16.1%	184,107	0.5%
Money Market Funding	**109,291**	**134,834**	**-18.9%**	**131,820**	**-17.1%**
Own Portfolio	84,534	99,791	-15.3%	85,178	-0.8%
Third Parties	4,528	2,223	103.7%	14,201	-68.1%
Free Portfolio	20,230	32,820	-38.4%	32,440	-37.6%
Funds from Acceptance and Issuance of Securities	**85,847**	**81,441**	**5.4%**	**82,113**	**4.5%**
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	76,793	73,958	3.8%	73,631	4.3%
Funding from Certificates of Structured Operations	2,727	2,225	22.6%	2,646	3.0%
Securities Issued Abroad	5,006	4,035	24.1%	4,517	10.8%
Other	1,321	1,223	8.0%	1,319	0.2%
Interbank Accounts	**1,934**	**1,752**	**10.4%**	**284**	**580.3%**
Interbranch Accounts	**2,955**	**2,879**	**2.6%**	**3,466**	**-14.7%**
Borrowings	**43,919**	**32,231**	**36.3%**	**32,672**	**34.4%**
Domestic Onlendings - Official Institutions	**12,946**	**15,592**	**-17.0%**	**13,267**	**-2.4%**
National Economic and Social Development Bank (BNDES)	7,156	8,722	-18.0%	7,408	-3.4%
National Equipment Financing Authority (FINAME)	5,348	6,513	-17.9%	5,384	-0.7%
Other Institutions	442	357	24.0%	475	-7.0%
Derivative Financial Instruments	**20,742**	**21,072**	**-1.6%**	**18,900**	**9.7%**
Other Payables	**203,281**	**148,560**	**36.8%**	**203,584**	**-0.1%**
Foreign Exchange Portfolio	118,101	69,639	69.6%	100,345	17.7%
Tax and Social Security	5,109	4,332	18.0%	5,644	-9.5%
Subordinated Debts	-	534	-100.0%	9,886	-100.0%
Debt Instruments Eligible to Compose Capital	10,001	8,407	19.0%	9,782	2.2%
Other	70,070	65,649	6.7%	77,926	-10.1%
Deferred Income	**319**	**470**	**-32.2%**	**337**	**-5.4%**
Minority Interest	**1,883**	**2,002**	**-5.9%**	**2,070**	**-9.0%**
Equity	**68,199**	**62,247**	**9.6%**	**65,234**	**4.5%**
Total Liabilities	**803,679**	**724,348**	**11.0%**	**805,819**	**-0.3%**
Equity (excluding goodwill)	**67,605**	**61,384**	**10.1%**	**64,572**	**4.7%**

Securities

Total securities amounted to R$ 195,477 million at the end of March 2019, an expansion of 1.2% in twelve months, largely derived from growth in private securities. In three months, the securities balance increased by 0.5%.

SECURITIES (R$ million)	Mar-19	Mar-18	Var. 12M	Dec-18	Var. 3M
Public securities	150,000	152,051	-1.3%	151,503	-1.0%
Private securities	26,197	19,402	35.0%	24,934	5.1%
Financial instruments	19,281	21,696	-11.1%	18,027	7.0%
Total	**195,477**	**193,149**	**1.2%**	**194,465**	**0.5%**

Loan Portfolio

The loan portfolio totaled R$ 310,714 million at the end of March 2019, expanding by 10.8% in twelve months (or an increase of 9.1% disregarding the exchange rate fluctuation effect) and 1.8% in three months. We maintained the trend observed in recent quarters, with the individuals and consumer finance segments standing out as the top performers. On an annual comparison basis, these segments have exceeded the total portfolio growth for fourteen and ten consecutive quarters, respectively. As a result, we continue to achieve profitable market share gains.

The expanded loan portfolio, which includes other credit risk transactions, acquiring-activities related assets and guarantees, amounted to R$ 386,904 million at the end of March 2019, rising 9.3% in twelve months (or a 8.0% increase disregarding the exchange rate fluctuation effect). In three months, the portfolio remained stable.

The balance of the foreign currency portfolio, including dollar-indexed loans, was R$ 32,507 million at the end of March 2019, climbing 0.7% compared to the balance of R$ 32,271 million in March 2018 and 2.3% relative to the R$ 31,779 million balance in December 2018.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT *(R$ million)*	Mar-19	Mar-18	Var. 12M	Dec-18	Var. 3M
Individuals	136,556	113,700	20.1%	132,565	3.0%
Consumer Finance	51,421	43,611	17.9%	50,066	2.7%
SMEs[1]	35,839	32,966	8.7%	35,770	0.2%
Corporate[1]	86,898	90,121	-3.6%	86,858	0.0%
Total portfolio	**310,714**	**280,398**	**10.8%**	**305,260**	**1.8%**
Other credit related transactions[2]	76,189	73,522	3.6%	81,476	-6.5%
Total expanded credit portfolio	**386,904**	**353,920**	**9.3%**	**386,736**	**0.0%**

[1] We reclassified the loan portfolio between SMEs and Corporate segments. Meanwhile, we also have changed the 2018 information in order to give better comparison.
[2] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

In the quarterly comparison, growth in our loan portfolio was especially influenced by the individuals and consumer finance portfolios, as stated above. The SME segment also made a positive contribution in the period. On the other hand, the corporate portfolio remained stable in the quarter and, disregarding the exchange rate fluctuation effect, this loan portfolio decreased.

Variation of loan portfolio
R$ million


305,260
3,991
1,355
69
40
310,714
Dec-18
Individuals
Consumer Finance
SMEs
Corporate
Mar-19

At the end of March 2019, the individuals portfolio accounted for 43.95% of the total portfolio, registering an increase of 3.40 p.p. in twelve months. Furthermore, the consumer finance segment, whose balance reached 16.55% of the total portfolio at the end of March 2019, also expanded its share, +1.00 p.p. in twelve months. The corporate portfolio, however, saw a 4.17 p.p. reduction in twelve months to 27.97%, while the SME portfolio fell by 0.23 p.p. to 11.53%.

Breakdown of the loan portfolio
R$ million


Mar-19
43.95%
16.55%
11.53%
27.97%
310,714
Mar-18
40.55%
15.55%
11.76%
32.14%
280,398
Individuals
Consumer Finance
SMEs
Corporate

Loans to Individuals

Loans to individuals amounted to R$ 136,556 million at the end of March 2019, meaning growth of 20.1% in twelve months (or R$ 22,855 million), with payroll loans, credit card and mortgages emerging as the biggest contributors in the period. In three months, loans to individuals increased by 3.0%.

The payroll loans portfolio came to R$ 35,630 million in March 2019, climbing 25.2% in twelve months (or R$ 7,182 million) and 5.5% in three months. This performance is explained by good customer acceptance of our digital channels and strong commercial dynamics in our network.

The credit card portfolio reached R$ 30,631 million, advancing 25.4% in twelve months (or R$ 6,209 million) thanks to the expansion of our customer base and broadening range of innovative solutions and partnerships. In three months, the portfolio balance saw a reduction of 0.8%, impacted by the seasonal effect of year-end sales.

The mortgage loan portfolio totaled R$ 33,283 million, growing 14.3% in twelve months (or R$ 4,166 million) and 2.6% in three months. We remain focused on delivering a more agile and streamlined customer service, with digital solutions and enhanced experience to our customers.

Individuals
R$ billion


20.1%
3.0%
113.7
119.8
125.3
132.6
136.6
24.5
5.3
29.1
28.4
1.9
24.4
26.0
5.0
30.3
30.8
2.0
25.7
26.8
5.9
31.5
32.3
2.1
26.8
27.1
6.1
32.4
33.8
2.2
30.9
28.4
6.3
33.3
35.6
2.3
30.6
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Credit Card
Leasing / Vehicles
Payroll Loans
Mortgages
Agricultural Loans
Personal Loans / Others

Consumer Finance

The consumer finance portfolio, which is originated outside the branch network, stood at R$ 51,421 million at the end of March 2019, rising 17.9% in twelve months (or R$ 7,810 million) and 2.7% in three months. Of this total portfolio, R$ 42,867 million refers to vehicle financing for individuals, which means growth of 18.1% in twelve months.

The total vehicle portfolio for individuals, which includes operations carried out by the financing unit (correspondent banks) as well as by Santander's branch network, expanded by 18.3% in twelve months and 3.9% in three months, amounting to R$ 45,172 million at the end of March 2019. Portfolio growth, with profitable market share gains, reflects our strategy of offering innovative solutions and unparalleled service.

It is also worth noting that our performance continues to be largely supported by the +Negócios platform, focused on the vehicle segment, and on which we offer a better experience throughout the customer journey.

Consumer Finance

R$ billion


17.9%
2.7%
43.6
45.4
47.3
50.1
51.4
11%
11%
12%
13%
12%
89%
89%
88%
87%
88%
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Individuals
Corporate

Loan portfolio composition | 1Q19


Vehicles
Others
12%
88%

Corporate & SMEs Loans

The corporate & SME loan portfolio reached R$ 122,737 million in March 2019, declining 0.3% in twelve months (or R$ 349 million) and rising 0.1% in three months.

Corporate

R$ billion


-0.3%
0.1%
123.1
125.3
125.8
122.6
122.7
90.1
91.5
91.2
86.9
86.9
33.0
33.8
34.6
35.8
35.8
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
SMEs
Corporate

The corporate loan portfolio totaled R$ 86,898 million, down 3.6% in twelve months (or R$ 3,223 million). In three months, this portfolio remained stable. Disregarding the exchange rate fluctuation effect, the portfolio decreased by 8.4% in twelve months and 0.2% in three months.

The SME loan portfolio amounted to R$ 35,839 million, which represents an expansion of 8.7% in twelve months (or R$ 2,874 million). In three months, this portfolio increased by 0.2%, despite the seasonality in the period. We maintain our positioning of providing sector-oriented offers and a non-financial proposal through the "Avançar" Program. In doing so, we have been able to grow our customer base and enhance customer loyalty.

Individuals and Corporate & SMEs Loan Portfolio by Product

MANAGERIAL BREAKDOWN OF CREDIT PORTFOLIO BY PRODUCT *(R$ million)*	Mar-19	Mar-18	Var. 12M	Dec-18	Var. 3M
Individuals					
Leasing / Auto Loans[1]	2,306	1,893	21.8%	2,229	3.4%
Credit Card	30,631	24,422	25.4%	30,892	-0.8%
Payroll Loans	35,630	28,449	25.2%	33,782	5.5%
Mortgages	33,283	29,117	14.3%	32,438	2.6%
Agricultural Loans	6,258	5,329	17.4%	6,101	2.6%
Personal Loans / Others	28,448	24,490	16.2%	27,122	4.9%
Total Individuals	**136,556**	**113,700**	**20.1%**	**132,565**	**3.0%**
Consumer Finance	**51,421**	**43,611**	**17.9%**	**50,066**	**2.7%**
Corporate and SMEs					
Leasing / Auto Loans	3,253	2,852	14.1%	3,149	3.3%
Real Estate	3,797	5,802	-34.6%	4,099	-7.4%
Trade Finance	26,457	24,256	9.1%	25,806	2.5%
On-lending	8,974	11,119	-19.3%	9,531	-5.8%
Agricultural Loans	5,426	6,271	-13.5%	5,733	-5.3%
Working capital / Others	74,830	72,787	2.8%	74,310	0.7%
Total Corporate and SMEs	**122,737**	**123,086**	**-0.3%**	**122,628**	**0.1%**
Total Credit	**310,714**	**280,398**	**10.8%**	**305,260**	**1.8%**
Other Credit Risk Transactions with customers[2]	76,189	73,522	3.6%	81,476	-6.5%
Total Expanded Credit Portfolio	**386,904**	**353,920**	**9.3%**	**386,736**	**0.0%**

[1] Including consumer finance, the auto loan portfolio for individuals totaled R$ 45,172 million in Mar-19, R$ 43,483 million in Dec-18 and R$ 38,185 million in Mar-18.
[2] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

Coverage Ratio

The balance of allowance for loan losses came to R$ 18,700 million at the end of March 2019, increasing 5.4% in twelve months, below the expansion of our loan portfolio. In three months, this balance fell by 0.5%.

The coverage ratio stood at 195% at the end of March 2019, down 20.7 p.p. in twelve months and 5.6 p.p. in three months. These coverage figures show that our provisioning levels are adequate.

Coverage
(over 90 days)


216%
219%
207%
201%
195%
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19

Renegotiated Loan Portfolio

Loan renegotiations totaled R$ 15,361 million at the end of March 2019, increasing by 11.5% in twelve months, mostly explained by our loan portfolio growth and the increased share of retail in the total portfolio balance. In three months, operations in the renegotiated portfolio advanced by 2.3%. These operations comprise loan agreements that have been renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in the past.

In March 2019, the coverage ratio of the renegotiated portfolio reached 53.6%, an adequate level for these operations.

Renegotiated Portfolio (R$ million)


58.0%
56.7%
53.7%
53.7%
53.6%
13,772
7,987
13,822
7,835
14,183
7,617
15,021
8,066
15,361
8,231
1Q18
2Q18
3Q18
4Q18
1Q19
Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Coverage

Credit Portfolio by Risk Level


11%
5%
9%
41%
35%
10%
5%
8%
42%
35%
10%
8%
9%
35%
38%
10%
8%
9%
35%
38%
10%
8%
9%
34%
38%
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
AA
A
B
C
D-H

Credit Portfolio by Risk Level

We operate in accordance with our risk culture and international best practices, in order to protect our capital and guarantee the profitability of our businesses.

Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our classification of customers and products, centered around our retail and wholesale segments.

At the end of March of 2019, portfolios rated "AA" and "A" accounted for 73% of the total loan portfolio.

NPL Formation

NPL formation was R$ 3,664 million in March 2019, rising 35.2% in twelve months and declining 9.5% in three months.

The ratio between NPL formation and the loan portfolio reached 1.2%, up 0.2 p.p. in twelve months and down 0.1 p.p. relative to December 2018.

NPL Formation (R$ million)


1.0%
1.0%
1.3%
1.3%
1.2%
2,709
2,937
3,749
4,050
3,664
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
NPL Formation
NPL Formation/ Loan Portfolio

Note: NPL Formation is obtained from the change in balance of the non-performed portfolio over 90 days and the loan book under renegotiation, disregarding the portfolio written-off as loss in the period.

Delinquency Ratio over-90-Day

The over-90-day delinquency ratio hit 3.1% in March 2019, rising 0.2 p.p. in twelve months, in line with the larger share of the individuals segment in the loan portfolio, and stood stable in three months. This ratio remains at a controlled level, attesting to the accuracy of our models and the effectiveness of our preventive risk management.

Delinquency in the individuals segment was 3.9% in the period, climbing 0.2 p.p. in twelve months due to the product mix, and showing stability in three months.

Delinquency in the corporate and SME segment came to 1.9% at the end of March 2019, down 0.1 p.p. in twelve months and stable in three months.

NPL[1]
(Over 90)


Individuals
3.7%
3.8%
3.8%
3.9%
3.9%
Total
2.9%
2.8%
2.9%
3.1%
3.1%
Corporate +SME
2.0%
1.7%
1.9%
1.9%
1.9%
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19

[1] Non-performing loans over 90 days / total loan portfolio (BR GAAP).

NPL[2]
(15 a 90)


Individuals
6.0%
5.7%
5.6%
5.5%
5.7%
Total
4.3%
4.2%
4.0%
4.2%
4.1%
Corporate +SME
2.2%
2.4%
2.1%
2.6%
1.8%
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19

[2] Non-performing loans between 15 and 90 days / total loan portfolio (BR GAAP).

Delinquency Ratio 15-to-90-day

The 15-to-90-day delinquency ratio reached 4.1% at the end of March 2019, falling 0.2 p.p. in twelve months and 0.1 p.p. in three months.

In the individuals segment, the ratio came to 5.7% in the period, representing a 0.3 p.p. drop in twelve months. In three months, it recorded a 0.2 p.p. rise, partially affected by the segment's usual seasonality in the period.

In the corporate & SME segment, this ratio stood at 1.8%, meaning a reduction of 0.4 p.p. in twelve months. In three months, it fell 0.8 p.p., partly explained by the effect of some specific cases in the corporate segment that occurred in 4Q18 and had no impact on 1Q19 figures.

Funding

FUNDING (R$ million)	Mar-19	Mar-18	Var. 12M	Dec-18	Var. 3M
Demand deposits	17,940	16,799	6.8%	18,832	-4.7%
Saving deposits	46,211	41,409	11.6%	46,068	0.3%
Time deposits	185,096	159,378	16.1%	184,098	0.5%
Debenture/LCI/LCA/LIG[1]	48,791	59,651	-18.2%	46,366	5.2%
Financial Bills[2]	38,081	39,581	-3.8%	36,889	3.2%
Funding from clients	**336,119**	**316,818**	**6.1%**	**332,254**	**1.2%**

[1] Repo operations backed by Debentures, Real Estate Credit Notes (LCI) Agricultural Credit Notes (LCA) and Secured Real Estate Notes ("LIG").
[2] Including Certificates of Structured Operations (COE).

Customer funding amounted to R$ 336,119 million at the end of March 2019, climbing 6.1% in twelve months (or R$ 19,300 million), chiefly attributable to the 16.1% increase in time deposits compared to the same period last year, followed by savings deposits and demand deposits, which showed annual growth of 11.6% and 6.8%, respectively. In three months, total customer funding grew 1.2% influenced by the performance of Real Estate Credit Bills ("LCI") and Agribusiness Credit Bills ("LCA").

Credit/Funding Ratio

FUNDING VS. CREDIT (R$ million)	Mar-19	Mar-18	Var. 12M	Dec-18	Var. 3M
Funding from customers (A)	**336,119**	**316,818**	**6.1%**	**332,254**	**1.2%**
(-) Reserve Requirements	(71,851)	(61,601)	16.6%	(70,103)	2.5%
Funding Net of Reserve Requirements	**264,268**	**255,217**	**3.5%**	**262,151**	**0.8%**
Borrowing and Onlendings	13,028	16,207	-19.6%	13,364	-2.5%
Subordinated Debts	10,001	8,940	11.9%	19,668	-49.2%
Offshore Funding	48,844	35,651	37.0%	37,092	31.7%
Total Funding (B)	**336,140**	**316,016**	**6.4%**	**332,274**	**1.2%**
Assets under management[1]	302,295	298,943	1.1%	295,916	2.2%
Total Funding and Asset under management	**638,435**	**614,959**	**3.8%**	**628,190**	**1.6%**
Total Credit (C)	**310,714**	**280,398**	**10.8%**	**305,260**	**1.8%**
C / B (%)	**92.4%**	**88.7%**		**91.9%**	
C / A (%)	**92.4%**	**88.5%**		**91.9%**	

[1] According to ANBIMA criteria.

The loan portfolio to customer funding ratio was 92.4% in March 2019, representing growth of 3.9 p.p. in twelve months and 0.6 p.p. in three months.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 92.4% in March 2019, rising 3.7 p.p. in twelve months and 0.6 p.p. in three months.

The Bank is in a comfortable liquidity situation, with stable funding sources and adequate funding structure.

Evolution of funding
R$ billion


88.5%
89.4%
88.6%
91.9%
92.4%
316.8
324.9
337.0
332.3
336.1
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Funding from customers
Loan Portfolio/ Funding from Customers

BIS Ratio

The BIS ratio stood at 15.4% in March 2019, growing 0.16 p.p. in twelve months, influenced by the expansion of all components of the Regulatory Capital: (i) Additional Tier I Capital and Tier II recorded increases as a result of the exchange rate fluctuation, given that subordinated securities are dollar-indexed and; (ii) the Fully-Loaded CET1 ratio grew in line with the evolution of our results. In addition, RWA expanded by 12.2% in twelve months due to the Credit Risk Capital requirement, accompanying the dynamics of our loan portfolio. In the quarterly comparison, the BIS ratio climbed 0.37 p.p., also explained by the Regulatory Capital, which showed a rise of 5.9% in the same period.

It is worth noting that the BIS ratio exceeds by 3.9 p.p. the sum of the minimum Regulatory Capital and Capital Conservation requirements. Since January 2019, the capital requirement has changed from 8.625% to 8% + conservation capital of 2.5% + additional CET1 for systemically important financial institutions in the Brazilian market of 1.0%, totaling 11.5%. Tier I Capital and CET1 reached 9.5% and 8%, respectively.

BIS Ratio[1]


15.3%
14.8%
15.3%
15.1%
15.4%
13.2%
12.4%
13.0%
12.8%
13.2%
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
BIS
CET1[2]

[1] Basel III rules became fully effective starting in 2019. Therefore, the Phase-in and Fully Loaded views no longer exist. [2] It is important to mention that CET1- Fully Loaded was 13.0% in March/18 and 12.5% in December/18.

OWN RESOURCES AND BIS *(R$ million)*	Mar-19	Mar-18	Var. 12M	Dec-18	Var. 3M
Tier I Regulatory Capital	65,272	57,799	12.9%	61,477	6.2%
CET1	60,261	53,590	12.4%	56,582	6.5%
Additional Tier I	5,011	4,209	19.1%	4,895	2.4%
Tier II Regulatory Capital	4,989	4,198	18.9%	4,887	2.1%
Adjusted Regulatory Capital (Tier I and II)	**70,262**	**61,997**	**13.3%**	**66,364**	**5.9%**
Risk Weighted Assets (RWA)	**455,380**	**405,945**	**12.2%**	**440,563**	**3.4%**
Credit Risk Capital requirement	368,653	336,105	9.7%	358,956	2.7%
Market Risk Capital requirement	40,200	32,468	23.8%	39,232	2.5%
Operational Risk Capital requirement	46,527	37,372	24.5%	42,376	9.8%
Basel Ratio	**15.43%**	**15.27%**	**0.16 p.p.**	**15.06%**	**0.37 p.p.**
Tier I	**14.33%**	**14.24%**	**0.10 p.p.**	**13.95%**	**0.38 p.p.**
CET1	13.23%	13.20%	0.03 p.p.	12.84%	0.39 p.p.
Tier II	**1.10%**	**1.03%**	**0.06 p.p.**	**1.11%**	**-0.01 p.p.**

Our shares

Santander Brasil has a free float of 10.00% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão, under the tickers SANB3 (common shares), SANB4 (preferred shares) and SANB11 (units). Our unit is composed by one common share and one preferred share.
Our shares are also listed in the New York Stock Exchange (NYSE) under the ticker BSBR.

We are committed to the best Corporate Governance practices:

- 50% of our Board of Directors members are independent.
- The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.
- Independent committees reporting directly to the Board of Directors.
- Regular market meetings with information widely disclosed on our Investor Relations' website.

Ownership Structure | Free-float Breakdown[1]

OWNERSHIP STRUCTURE	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,443,986	90.19%	3,277,322	89.06%	6,721,308	89.63%
Treasury Shares	13,628	0.36%	13,628	0.37%	27,256	0.36%
Free Float	361,081	9.46%	388,886	10.57%	749,967	10.00%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of March 31st, 2019
[2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

Free Float (Mar-19)


20.7%
33.8%
45.4%
Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE

Stock Performance

Stock Price Evolution[1]
Base 100


Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19
SANB11
IBOV

The chart above illustrates that a R$100 investment in Santander Brasil shares on March 31st, 2015 would have increased in value to R$ 402.0 on March 29th, 2019, with reinvestments of the dividend and interest on capital payments. The chart illustrates that the same amount of investment in the IBOV index (B3's main stock index) during the same period, would have increased in value to R$186.4.

Average daily trading volume of shares
R$ million


Post tender offer period[2]
34
20
14
59
31
27
110
60
50
115
50
66
127
45
83
2015
2016
2017
2018
1Q19
B3 - Brasil, Bolsa, Balcão
NYSE

[1] Historical prices excluding dividends and interest on capital. Source: Bloomberg.
[2] Stock Swap Offer completed on October 30th, 2014

Our Shares

Indicators


Earnings (annualized) per Unit[1] (R$)
3.05
3.32
3.73
3M18
12M18
3M19


Unit closing price[2] (R$)
39.91
42.70
43.97
Mar-18
Dec-18
Mar-19


Market capitalization[3] (R$ billion)
149.52
159.53
164.26
Mar-18
Dec-18
Mar-19


Dividend + Interest on capital per Unit, Last 12 Months[1] (R$)
1.84
1.77
1.87
Mar-18
Dec-18
Mar-19


Book Value per Unit[4] (R$)
16.38
17.28
18.10
Mar-18
Dec-18
Mar-19


Unit price[2] per annualized Earnings
13.07
12.87
11.78
3M18
12M18
3M19

[1] Considers the number of Units disregarding treasury shares at the end of the period.
[2] Closing price at the end of the period.
[3] Market Capitalization: Total Units (Unit = 1 Common + 1 Preferred) x Unit closing price at the end of the period.
[4] Book Value excludes goodwill.

Earnings Distribution

In the quarter, Santander Brasil apportioned R$ 1,000 million as Interest on Capital ("IoC"), payable on April 29th, 2019.

Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operational performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by Standard & Poor's and Moody's:

Ratings	Global Scale				National Scale	
	Local Currency		Foreign Currency		National	
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Standard & Poor's[1] (outlook)	BB- (stable)	B	BB- (stable)	B	brAAA (stable)	brA-1+
Moody's[2] (outlook)	Ba1 (stable)	NP	Ba3 (stable)	NP	Aaa.br	Br-1

[1] Last update on November 29th, 2018.
[2] Last update on February 18th, 2019.

Accounting and Managerial Results Reconciliation

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	1Q19	Reclassifications					1Q19
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**11,007**	**171**	**(446)**	**-**	**-**	**26**	**10,758**
Allowance for Loan Losses	(3,013)	-	443	-	-	(26)	(2,596)
Net Interest Income after Loan Losses	**7,994**	**171**	**(3)**	**-**	**-**	**-**	**8,162**
Fees	4,529	-	-	-	-	-	4,529
General Expenses	(4,703)	-	-	70	(468)	-	(5,102)
Personnel Expenses	(1,851)	-	-	-	(468)	-	(2,319)
Administrative Expenses	(2,853)	-	-	70	-	-	(2,783)
Tax Expenses	(1,029)	(18)	-	-	-	-	(1,048)
Investments in Affiliates and Subsidiaries	11	-	-	-	-	-	11
Other Operating Income/Expenses	(1,450)	-	3	-	-	-	(1,447)
Operating Income	**5,352**	**153**	**-**	**70**	**(468)**	**-**	**5,106**
Non Operating Income	0	-	-	-	-	-	0
Net Profit before Tax	**5,352**	**153**	**-**	**70**	**(468)**	**-**	**5,106**
Income Tax and Social Contribution	(1,376)	(153)	-	-	-	-	(1,529)
Profit Sharing	(468)	-	-	-	468	-	-
Minority Interest	(92)	-	-	-	-	-	(92)
Net Profit	**3,415**	**-**	**-**	**70**	**-**	**-**	**3,485**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	1Q18	Reclassifications					1Q18
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**10,549**	**167**	**(552)**	**-**	**-**	**-**	**10,163**
Allowance for Loan Losses	(3,291)	-	639	-	-	-	(2,652)
Net Interest Income after Loan Losses	**7,258**	**167**	**87**	**-**	**-**	**-**	**7,511**
Fees	4,134	-	-	-	-	-	4,134
General Expenses	(4,408)	-	-	69	(466)	0	(4,805)
Personnel Expenses	(1,843)	-	-	-	(466)	-	(2,309)
Administrative Expenses	(2,566)	-	-	69	-	0	(2,496)
Tax Expenses	(948)	(16)	-	-	-	-	(964)
Investments in Affiliates and Subsidiaries	3	-	-	-	-	-	3
Other Operating Income/Expenses	(1,197)	-	(87)	-	-	(51)	(1,334)
Operating Income	**4,842**	**150**	**-**	**69**	**(466)**	**(50)**	**4,545**
Non Operating Income	13	-	-	-	-	-	13
Net Profit before Tax	**4,854**	**150**	**-**	**69**	**(466)**	**(50)**	**4,557**
Income Tax and Social Contribution	(1,485)	(150)	-	-	-	20	(1,615)
Profit Sharing	(466)	-	-	-	466	-	-
Minority Interest	(83)	-	-	-	-	-	(83)
Net Profit	**2,820**	**-**	**-**	**69**	**-**	**(30)**	**2,859**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	4Q18	Reclassifications					4Q18
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**12,541**	**(1,544)**	**(571)**	**-**	**-**	**321**	**10,747**
Allowance for Loan Losses	(3,230)	-	565	-	-	(321)	(2,986)
Net Interest Income after Loan Losses	**9,311**	**(1,544)**	**(5)**	**-**	**-**	**-**	**7,761**
Fees	4,725	-	-	-	-	-	4,725
General Expenses	(5,297)	-	-	70	(260)	-	(5,487)
Personnel Expenses	(2,127)	-	-	-	(260)	-	(2,387)
Administrative Expenses	(3,170)	-	-	70	-	-	(3,100)
Tax Expenses	(1,192)	151	-	-	-	-	(1,041)
Investments in Affiliates and Subsidiaries	5	-	-	-	-	-	5
Other Operating Income/Expenses	(1,560)	-	5	-	-	-	(1,555)
Operating Income	**5,991**	**(1,393)**	**-**	**70**	**(260)**	**-**	**4,408**
Non Operating Income	160	-	-	-	-	-	160
Net Profit before Tax	**6,150**	**(1,393)**	**-**	**70**	**(260)**	**-**	**4,567**
Income Tax and Social Contribution	(2,431)	1,393	-	-	-	-	(1,038)
Profit Sharing	(260)	-	-	-	260	-	-
Minority Interest	(124)	-	-	-	-	-	(124)
Net Profit	**3,336**	**-**	**-**	**70**	**-**	**-**	**3,405**

[1] **Foreign Exchange Hedge:** under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure to taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this tax exposure.
[2] **Credit Recovery:** reclassified from revenue from loan operations to allowance for loan losses and, from 2017 onwards, it includes provision for guarantees provided.
[3] **Amortization of Goodwill:** reversal of goodwill amortization expenses.
[4] **Other events:**
2018
1Q18: Adhesion effect to the installment payment program for outstanding taxes and social security debts (in accordance with Provisional Measure No. 783/2017).
4Q18: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.
2019
1Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.

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1st Santander Brasil Investor Day

São Paulo, 2019

10/08
033 Rooftop | Santander Theater

Santander

Please visit the Investor Relations website for further information

www.ri.santander.com.br

Information by Business Units

Cards

Turnover[1]
(R$ billion)


45.4
47.1
50.5
58.6
54.7
14.9
14.8
15.7
19.2
17.3
30.6
32.4
34.8
39.4
37.4
1Q18
2Q18
3Q18
4Q18
1Q19
Credit
Debit

Transactions
(million)


528.0
564.1
591.7
654.3
639.0
265.7
270.3
277.1
318.9
309.0
262.3
293.9
314.5
335.4
330.0
1Q18
2Q18
3Q18
4Q18
1Q19
Credit
Debit

Getnet

Turnover
(R$ billion)


40.9
44.1
47.7
54.7
47.6
16.1
17.1
18.7
21.5
18.5
24.8
27.0
29.0
33.2
29.1
1Q18
2Q18
3Q18
4Q18
1Q19
Credit
Debit

Transactions
(million)


465.0
508.1
553.8
611.9
552.8
273.9
293.2
320.5
357.7
320.4
191.1
214.9
233.3
254.2
232.3
1Q18
2Q18
3Q18
4Q18
1Q19
Credit
Debit

Real Estate

Loan Portfolio Evolution
(R$ billion)


34.9
36.5
37.1
17%
11%
10%
83%
89%
90%
1Q18
4Q18
1Q19
Individuals
Corporate

Distribution Channels[2]
(%)


6%
16%
15%
63%
Brokers
Transfers to Homebuilders
Branches
Digital

Loan to Value[3]
(%)


60%
49%
61%
48%
62%
50%
1Q18
4Q18
1Q19
Origination (quartely average)
Loan Portfolio

[1] Cards turnover do not include withdrawal transactions, it only considers purchase volumes.
[2] Individuals' origination. [3] Ratio between Loans and Collateral Value.

Consumer Finance

Total vehicle portfolio for Individuals[1] by channel
(R$ billion)


38.2
39.8
41.3
43.5
45.2
1.9
2.0
2.1
2.2
2.3
36.3
37.8
39.1
41.3
42.9
1Q18
2Q18
3Q18
4Q18
1Q19
Financial
Internal channel

Number of monthly simulations by +Negócios | Vehicles
(thousands)


1,131
1,013
1,153
1,486
1,421
1Q18
2Q18
3Q18
4Q18
1Q19

Market Share

Loan Portfolio[2]

Total


8.9%
9.4%
9.4%
Feb-18
Dec-18
Feb-19

Deposits[3]

Total


10.2%
10.8%
11.0%
Feb-18
Dec-18
Feb-19

Getnet[4]

Total turnover


11.0%
12.2%
12.3%
4Q17
3Q18
4Q18

Payroll Loans[2]

Loans


8.7%
10.1%
10.2%
Feb-18
Dec-18
Feb-19

SMEs[2]

Loans


7.8%
8.6%
8.1%
Feb-18
Dec-18
Feb-19

Consumer Finance[2]

Loans


23.5%
23.7%
23.5%
Feb-18
Dec-18
Feb-19

[1] Vehicle portfolio for Individuals and Companies, Individuals' portfolio is generated by the internal channel as well as by the Individuals' portfolio from the Consumer Finance segment. [2] Brazilian Central Bank. [3] Brazilian Central Bank. It includes demand deposits, time deposits, savings deposits, Real Estate Credit Notes (LCI), Agricultural Credit Notes (LCA) and Secured Real Estate Notes ("LIG"). [4]ABECS – "Monitor Bandeiras", new criterion.

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Simple | Personal | Fair